UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-23590 ________________ CUSIP NUMBER 76155G206

NOTIFICATION OF LATE FILING

(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Revolution Lighting Technologies, Inc.

(Full Name of Registrant)

(Former Name if Applicable)

177 Broad Street

(Address of Principal Executive Office (Street and Number))

Stamford, Connecticut 06901

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Revolution Lighting Technologies, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2018 within the prescribed time period for the following reasons.

As previously announced on October 19, 2018, the Company is cooperating with an ongoing investigation by the Securities and Exchange Commission. The investigation relates in part to the manner in which the Company recognized revenue on “bill and hold” transactions. Beginning in 2014, the Company used bill and hold revenue accounting principally for certain contracts in its Multi-family division between its Value Lighting subsidiary and its customers. Upon satisfaction of specific requirements imposed by accounting principles and interpretations of the SEC staff, bill and hold revenue accounting permits a company to record revenue on products segregated for delivery within its own warehouse. Absent satisfaction of these requirements, revenue recognition generally should await delivery of products to customers.

The Company’s Audit Committee also is conducting a review to assess the accuracy of the Company’s previously filed financial statements, the current focus of which is to review the extent to which the Company incorrectly recognized revenue with respect to bill and hold transactions from 2014 until the second quarter of fiscal 2018, and whether the Company’s accounting for those transactions led to material errors in its financial statements. If this ongoing review results in a conclusion that the Company made material errors in its financial statements, the Company would restate the affected financial statements to the extent required. In any such restatement, some revenue recognized in prior periods would be recognized in later periods. While the Audit Committee review is ongoing, the Company will not be able to provide financial statements for the fiscal quarter ended September 30, 2018.

The Company on October 19, 2018, estimated that its revenue for the fiscal quarter ended September 30, 2018 was approximately $33 million. The Company has not completed its financial statements for that quarter, and they have not been reviewed by the Company’s independent registered public accounting firm, RSM US LLP. The Company intends to issue final results for that quarter as soon as practicable after the Audit Committee’s review is complete. Although the Company cannot estimate when the Audit Committee will complete its review, it is working diligently to do so.

On October 19, 2018, the Company also provided an estimate of the impact on prior annual periods if it had recognized revenue based on shipment of products to customers rather than using bill and hold revenue accounting. The Company has corrected that estimate, and updated it to take into account the estimated impact of correction of known errors unrelated to bill and hold revenue accounting that the Company believes are, by themselves, quantitatively immaterial. The Company now estimates that if it had recorded revenue based on shipment to customers and had corrected all known errors unrelated to bill and hold revenue accounting, the impact on its financial statements for prior periods would be to decrease revenue by a total of approximately $5 million, $6 million and $7 million in each of the 2014, 2015 and 2016 fiscal years, respectively, and to increase revenue by approximately $12 million and $3 million in fiscal 2017 and the first half of 2018 (ending June 30, 2018), respectively.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James A. DePalma	(203)	504-1111
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company notes, for purposes of Question 3, that for the fiscal quarter ended September 30, 2017, it previously reported revenue of approximately $43.1 million. As noted above, the Company’s preliminary revenue estimate for the fiscal quarter ended September 30, 2018 is approximately $33 million. Both this estimate and the previously reported results for the fiscal quarter ended September 30, 2017 are subject to revision based on the outcome of the review of the Company’s financial statements as described above. The Company’s final results may differ materially from these estimates and previously reported results.

Forward-looking statements

Except for statements of historical fact, the matters discussed herein are “forward-looking statements” within the meaning of the applicable securities laws and regulations. The words “estimates”, “expects,” “believes” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements, including statements regarding the possible impact of the Audit Committee’s review on the Company’s previously reported financial statements involve risks and uncertainties that may cause actual results to differ materially from those stated here. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the risk that additional information may arise in the process of completing the Audit Committee’s review or in a review or audit of any revised financial statements that would require the Company to make additional or different adjustments, the time, effort and expense required to complete any restatement of the Company’s financial statements, and the other risks described more fully in the Company’s filings with the SEC. Forward-looking statements reflect the views of the Company’s management as of the date hereof. The Company does not undertake to revise these statements to reflect subsequent developments.

Revolution Lighting Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2018	By	/s/ James A. DePalma
Name: James A. DePalma Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).